RPX Corporation
One Market Street
Steuart Tower, Suite 800
San Francisco, CA 94105

December 7, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Stephen G. Krikorian
Tamara Tangen

Re:	RPX Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 26, 2012

RPX Corporation
Form 10-Q for Fiscal Quarters Ended June 30, 2012 and September 30, 2012
Filed August 14, 2012 and November 2, 2012
File No. 001-35146

Ladies and Gentlemen:
On behalf of RPX Corporation (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 9, 2012, relating to the Company's quarterly reports on Form 10-Q (File No. 001-35146) filed with the Commission on August 14, 2012 and November 2, 2012.
In this letter, we have recited the Staff's comments in italicized, bold type and have followed each comment with the Company's response.

Securities and Exchange Commission
December 7, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 8. Business Combinations, page 16

1.	Please provide us with the computation performed as part of your significant subsidiary tests as set forth in Rule 1-02(w) of Regulations S-X.

In response to the Staff's comment, the Company supplementally advises the Staff that the following are the computations for our significant subsidiary tests as set forth in Rule 1-02(w) of Regulations S-X:

Investment test:
Total GAAP purchase price	$45,765,000
RPX's consolidated assets as of December 31, 2011	$437,994,000
Significance ratio	10.4%

Asset test:
ACM's total assets as of December 31, 2011 (1)	$302,561
RPX's consolidated assets as of December 31, 2011	$437,994,000
Significance ratio	0.1%

(1)
The carrying value of the patent assets owned by affiliates of ACM is not available. If the test is performed using the fair value of the patent assets acquired of $27.9 million, the significance ratio would be 6.4%.

Income test:
ACM's income from continuing operations for the year ended December 31, 2011	$116,667
RPX's consolidated income from continuing operations for the year ended December 31, 2011	$45,357,000
Significance ratio	0.3%

2.
We are considering your response to prior comment 1 and your statement that the acquisition was in the ordinary course of business. The acquisition appears to differ from previous patent acquisitions in ways that might suggest that this transaction may not be considered to be in the ordinary course of business. In this regard, please address the following observations and provide other factors that support your conclusion.

•
Please provide a detailed explanation supporting your belief that completing a business combination with a patent aggregator is in the ordinary course of your business. In this regard, explain how your prior acquisitions of portfolios of patents or a single patent are equivalent to the scope of this acquisition that includes acquiring all of the issued and outstanding membership interest and its affiliates' patent assets in one transaction.

•
Please discuss how the significance of both the purchase price and the number of patent assets acquired, relative to other patent asset acquisitions, was evaluated in concluding that this transaction should be considered ordinary.

•	Please discuss whether or not it is customary for you to enter into covenant not to compete agreements with the parties from whom you acquire patent assets.

Securities and Exchange Commission
December 7, 2012

The Company's primary business is defensive patent aggregation, in which it acquires patents and licenses to patents that are being or may be asserted against its current or prospective clients, which patent assets then become subject to the Company's licenses with its clients. The Company also provides clients access to its proprietary patent market intelligence and data. For the Company, acquisitions of patent assets and patent market intelligence and data are a component of the ordinary course of its business.

The Company's primary motivation for completing the Altitude Capital transaction (the “Transaction”) was to acquire certain patent assets owned by affiliates of Altitude Capital Management, LLC (“ACM”) and controlled by ACM. In addition to such patent assets, we also determined to purchase the intellectual property of ACM through an ownership transfer of ACM's membership interests. The acquisition of the intellectual property assets of ACM was consistent with other small acquisitions of patent market intelligence and data completed by the Company. Because of the common control in effect by ACM's principals over the patent assets and the membership interests of ACM, the acquisitions were collectively accounted for as one business combination. Despite this accounting treatment, we considered the Transaction to be principally an acquisition of patent assets similar to our prior acquisitions of patent assets and therefore to be in the ordinary course of our business.

The fair value associated with the acquired patent assets, both relative to the value assigned to the membership interests and relative to our total assets, supported our conclusion that the acquisition was in the ordinary course of our business. The fair value of the patent assets acquired was $27.9 million, which represented a majority of the value in the Transaction and represented 6.4% of our consolidated total assets as of December 31, 2011. The fair value associated with the acquisition of the membership interests of ACM and resulting control of ACM's intellectual property, including the associated goodwill, totaled $17.9 million, which represented approximately 4.1% of the Company's consolidated total assets as of December 31, 2011. We concluded that neither these values nor the associated percentages were significant to our business or consolidated financial statements. Item 2.01 of Form 8-K requires a filing in respect of an “acquisition of a significant amount of assets, otherwise than in the ordinary course of business.” Based upon the foregoing evaluation, the Company concluded that a filing under Item 2.01 of Form 8-K was not required.

The Company respectfully advises the Staff that we filed a report on Form 8-K, Item 8.01 on April 5, 2012 to inform the public about the Transaction, including the amount of the purchase price, and additional disclosure relating to the Transaction was provided in the Company's Form 10-Q filed for the period ended June 30, 2012. The Company believes that all material information related to the Transaction has been disclosed in these reports.

In response to the Staff's comment, once we concluded that the Transaction was in the ordinary course of our business, we did not evaluate further the number of patent assets acquired or the purchase price relative to other patent asset acquisitions completed by the Company. The Company supplementally advises the Staff that the Transaction included 584 patents and, prior to the Transaction, the Company had completed 99 transactions to acquire a total of 2017 patent assets with an aggregate net acquisition spend of approximately $308 million. While the 584 patent assets acquired in the Transaction increased our portfolio by 30%, transactions completed prior to the Transaction comprised 583, 222 and 115 patent assets, increasing our portfolio by 125%, 20% and 54% respectively.

In response to the Staff's comment, the Company supplementally advises the Staff that it is not customary for the Company to enter into covenant not to compete agreements with parties from whom we acquire patent assets. We included the covenant in a Consulting Agreement that we entered with Robert Kramer, one of the owners of ACM. Pursuant to the Consulting Agreement, Mr. Kramer provides advice to the Company on, among other things, the tactics, strategies and cost structures of non-practicing entities. During the period of his consultancy, Mr. Kramer will have access to confidential and proprietary information regarding the Company, its business and plans for future businesses. As a result, Mr. Kramer and the Company agreed that he will not engage in any activity that is competitive with any RPX business or planned business for the period of his consultancy and for nine months thereafter. We included the covenant not to compete in our Consulting Agreement with Mr. Kramer to prevent him from using our confidential and proprietary information to compete against us during his consultancy and for a reasonable period thereafter. We believe this is a relatively standard provision of consulting agreements. In addition, the Company does not consider the amount of consideration assigned to the fair value of the covenant to be material to its consolidated financial statements.

Securities and Exchange Commission
December 7, 2012

3.
Please provide us with your analysis regarding whether the agreement constituted a “contract not made in the ordinary course of business which is material to the registrant” pursuant to Item 601(b)(10) of Regulations S-K. In this regard, it does not appear that the agreements surrounding this transaction have been filed.

Item 601(b)(10)(ii) provides that if a contract is such as ordinarily accompanies the kind of business conducted by a registrant, it will be deemed to have been made in the ordinary course of business unless it falls within a limited number of exceptions. In response to the Staff's comment, as stated in our response to Comment 2 above, the Company believes that the agreements were made in the ordinary course of our business. The Transaction agreements do not meet the requirements of Item 601(b)(10) because the Transaction did not involve (i) directors, officers, promoters, voting trustees, or security holders; (ii) a contract upon which the Company's business is substantially dependent; (iii) the acquisition of property for a consideration exceeding 15 percent of the fixed assets of the Company on a consolidated basis; or (iv) a lease.

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

4.
Tell us what consideration you have given to quantifying the individual drivers of changes in revenue and expenses within your discussion of results of operations throughout this section. For example, you attribute increases in revenue to “growth in [y]our client network” and the recognition of revenue previously deferred. In this regard, the amount of revenue attributable to new clients to that reporting period should be distinguished from new clients from previous reporting periods. Please note that this comment is applicable to all narrative discussions that involve multiple factors that impact an item.

With regard to the Staff's comment on distinguishing the amount of revenue attributable to new clients in a particular reporting period from those of previous reporting periods, the Company intends to expand its disclosure in future filings to provide a quantified discussion and sufficient insight into the underlying material factors that impacted revenue.

The Company respectfully submits that it provided information regarding the material drivers of the period-to-period fluctuation in its discussion of results of operations in other areas. For example, the Company quantified the increase in selling, general and administrative expenses due to the increases in its headcount, facility costs and professional fees (which collectively account for a substantial portion of our SG&A expenses) and the increase in cost of revenue as a result of the increase in patent amortization expense attributable to the Company's acquiring additional patent assets during the period, which is the most significant driver of cost of revenue.

The Company supplementally advises the Staff that it will continue to be mindful of the guidance provided in Section III.B of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K in future filings and is committed to providing meaningful disclosure of significant changes in its operating results, including the quantification of contributing and offsetting factors when appropriate.

5.
We note from a transcript from your Q3 2012 Earnings Conference Call held on October 30, 2012 that during a discussion of SG&A expenses, there was admission that “frankly, [you] are not performed as [you] hoped.” Please tell us what consideration you have given to including in your discussion of results of operations a discussion of your results in comparison to your plan. Please refer to Item 303(b) of Regulation S-K and Release No. 34-48960.

The Company supplementally advises the Staff that it has given consideration to including in its discussion of results of operations a discussion of its results in comparison to the plan to the extent that there was a material trend or seasonality to our business previously unknown to the management. The Company's admission during the Q3 2012 Earnings Conference Call that it had not performed as well as it had hoped refers to the fact that the Company had not added client revenues as quickly as its internal plans had contemplated. The Company is still relatively young and its growth continues to be highly variable. The Company believes that the uncertainty around its prospective growth has been considered and disclosed under risk factor paragraphs such as, “The market for our patent risk management solution is

Securities and Exchange Commission
December 7, 2012

immature, and if our solution is not widely accepted or is accepted more slowly than we expect, our operating results will be adversely affected”, “If we are unable to successfully expand our membership base to include mid- and small-size companies, we may not be able to maintain our growth and our business and results of operations may be harmed” and “Our membership sales cycles can be long and unpredictable, and our membership sales efforts require considerable time and expense. As a result, our membership sales are difficult to predict and will vary substantially from quarter to quarter, which may cause our cash flow to fluctuate significantly.” Beyond the variability in its growth rate, the Company is not aware of material trends or seasonality that are apparent from its under-performance against the plan.

The Company supplementally advises the Staff that it will give consideration to further disclosure in the MD&A in future filings as it discusses and analyzes its results of operations. In particular, the Company will continue to evaluate, and if warranted, expand discussion in the Overview and period comparison sections of MD&A of the material trends in its business.

* * *

Should you have any questions or additional comments regarding our response to the Staff's comments, the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 or the Company's Quarterly Reports on Form 10-Q for the Fiscal Quarter Ended June 30 and September 30, 2012, please contact me at (415) 728-9278.

Sincerely,

/s/ ADAM C. SPIEGEL
Adam C. Spiegel
Chief Financial Officer and Senior Vice President, Finance